Key Markets – St. Louis

ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN ST. LOUIS

In 2019 Dollars, Since Inception*

30 Projects	$575.2M HIT Investment Amount	$946.4M Total Development Cost	5,067 Housing Units Created or Preserved	13.5M Hours of Union Construction Work
14,889 Total Jobs Across Industries	$936.4M Total Wages and Benefits	$73M State and Local Tax Revenue Generated	$2.2B Total Economic Impact	34% Percent Affordable